# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Calidi Biotherapeutics, Inc., CIK 0001855485
CUSIP: 320703101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4475 EXECUTIVE DRIVE, SUITE 200, SAN DIEGO, California (CA), 92121
Date of event which requires filing of this statement: 05/01/2024
Filed by CIK 0002021677
Persons authorized to receive notices and communications: Judd Kessler, PO Box L, Rancho Santa Fe, California (CA), 92067, 8583679545

## Reporting persons
- Kessler Judd S (CIK 0002021677): type of reporting person: individual (IN); citizenship or place of organization: California (CA); source of funds: personal funds (PF); sole voting power 3,729,842; shared voting power 0; sole dispositive power 3,729,842; shared dispositive power 0; aggregate amount beneficially owned 3,729,842 (5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Calidi Biotherapeutics, Inc.
Address of issuer's principal executive offices: 4475 EXECUTIVE DRIVE, SUITE 200, SAN DIEGO, California (CA), 92121

## Item 2. Identity and Background
Name of person filing: Judd Kessler
Residence or business address:
PO Box L
Rancho Santa Fe, CA 92067
Present principal occupation or employment: Investor
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Personal savings

## Item 4. Purpose of Transaction
Purpose of transaction: Invest in curing cancer

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: I believe my 3,729,842 shares represent over 5% of the shares in CLDI
Number of shares as to which each person has sole or shared power to vote or dispose: 3,729,842.00
Transactions in the class effected during the past sixty days:
I've purchased 3546692
shares in the past 60 days
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: None

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Kessler Judd S: Judd Kessler, Individual Investor (05/01/2024)